Exhibit 17.2

October 26, 2011

Mr. Zhuangyi Wang
Chairman and Chief Executive Officer
QKL Stores, Inc.
4 Nanreyuan Street
Dongfeng Road
Sartu District
Daqing, P.R. China 163311

Dear Mr. Wang;

I have reviewed a draft of the 8-K regarding my resignation as a director of QKL Stores, Inc. and agree with the statements contained in the documents.

Regards,

/s/ Gary Crook
Gary Crook

cc: Eric Doering, Loeb and Loeb